Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income before equity in earnings and gains (losses) on equity transactions of equity investments	$61,926	$71,827	$138,869	$117,386	$90,921	$88,923	$87,510
Fixed charges before preferred distributions	83,148	70,339	143,663	118,212	101,144	89,417	91,305
Distributions from equity investments	5,387	11,303	22,646	24,572	27,404	27,195	26,651
Capitalized interest	—	—	—	—	—	(3,057)	(787)
Adjusted Earnings	$150,461	$153,469	$305,178	$260,170	$219,469	$202,478	$204,679

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of note discounts and premiums and deferred financing fees)	$83,148	$70,339	$143,663	$118,212	$101,144	$86,360	$90,518
Capitalized interest	—	—	—	—	—	3,057	787
Preferred distributions	20,742	23,000	46,000	46,000	46,000	27,625	16,842
Combined Fixed Charges and Preferred Distributions	$103,890	$93,339	$189,663	$164,212	$147,144	$117,042	$108,147

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.4x	1.6x	1.6x	1.6x	1.5x	1.7x	1.9x